Filed Pursuant to Rule 425
Filing Person: SmartFinancial, Inc.
Subject Company: Tennessee Bancshares, Inc.
Commission File No. 001-37661

April 17, 2018

Dear Tennessee Bancshares Shareholder,

By this time, you should have received a proxy statement/prospectus in connection with the special meeting of shareholders of Tennessee Bancshares, Inc. (“Tennessee Bancshares”), which will be held at the main office of Southern Community Bank, which is located at 1400 North Jackson Street, Tullahoma, Tennessee 37388 on Monday, April 23, 2018, at 5:30 p.m. local time. If you have not yet received a proxy statement/prospectus, please contact Aimee Whitt as soon as possible at (931) 393-2265.

The Board of Directors of Tennessee Bancshares (the “Board”) has called the special meeting to approve and adopt the Agreement and Plan of Merger, dated December 12, 2017 (the “Merger Agreement”), by and among SmartFinancial, Inc. (“SmartFinancial”), Tennessee Bancshares, and Southern Community Bank (the “Bank”).  Under the Merger Agreement, Tennessee Bancshares will merge into SmartFinancial subject to and upon the terms and conditions set forth in the Merger Agreement, with SmartFinancial being the surviving corporation in the merger (the “Merger”).

At the effective time of the Merger, each holder of Tennessee Bancshares common stock will receive 0.8065 shares of SmartFinancial common stock for each share of Tennessee Bancshares common stock held immediately prior to the Merger.

The Merger Agreement also provides that Tennessee Bancshares may pay, immediately prior to the effective time of the Merger, a one-time, special cash dividend of up to $0.70 per share (the “Special Dividend”) in the event that the Bank is able to sell certain identified loans (the “Special Dividend Loans”) prior to closing.  Unfortunately, after 5 months of extensive effort, the Bank has been unable to sell the Special Dividend Loans.  As a result, the shareholders of Tennessee Bancshares will not receive the Special Dividend in connection with the Merger in addition to the stock consideration of 0.8065 shares of SmartFinancial common stock for each share of Tennessee Bancshares common stock held immediately prior to the Merger.

Based on the closing price of SmartFinancial’s common stock on the Nasdaq Capital Market of $21.82 on December 12, 2017, the last trading day before public announcement of the Merger, the exchange ratio represented approximately $17.60 in value for each share of Tennessee Bancshares common stock and approximately $31.84 million in aggregate stock consideration.

Based on the closing price of SmartFinancial’s common stock on the Nasdaq Capital Market of $22.54 on March 8, 2018, the last practicable date before the date of the proxy statement/prospectus, the exchange ratio represented approximately $18.18 in value for each share of Tennessee Bancshares common stock and approximately $32.89 million in aggregate stock consideration.

Based on the closing price of SmartFinancial’s common stock on the Nasdaq Capital Market of $23.88 on April 16, 2018, the last practicable date before the date of this letter, the exchange ratio represented approximately $19.26 in value for each share of Tennessee Bancshares common stock and approximately $34.85 million in aggregate stock consideration.

The market value of the shares of SmartFinancial common stock to be received as stock consideration will vary from the closing price of SmartFinancial common stock on (i) April 12, 2018, (ii) the date of the special meeting, and (iii) the date the Merger is completed and thereafter.  Changes in the market price of SmartFinancial common stock prior to the completion of the Merger will affect the market value of the stock consideration that Tennessee Bancshares shareholders will receive upon completion of the Merger.  We currently anticipate that the Merger will be completed on May 1, 2018; however, we cannot assure you when or if the Merger will occur.

Even in the absence of the Special Dividend, the Board has determined unanimously that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Tennessee Bancshares and its shareholders and has approved and adopted unanimously the Merger Agreement.  The Board unanimously recommends that holders of shares of Tennessee Bancshares common stock vote “FOR” the merger proposal and “FOR” the adjournment proposal which are described in detail in the proxy statement/prospectus.

SmartFinancial’s common stock is traded on the Nasdaq Capital Market under the symbol “SMBK”.

SmartFinancial is a publicly-traded bank holding company based in Knoxville, Tennessee that operates SmartBank, a full-service commercial bank founded in 2007, with 22 branches and four loan production offices spanning East Tennessee, Tuscaloosa and Southwest Alabama, and the Florida Panhandle.  Recruiting the best people, delivering exceptional client service, strategic branching and a conservative and disciplined approach to lending have all given rise to SmartBank’s success.  More information about SmartFinancial can be found on its website: www.smartfinancialinc.com.

Throughout this process, SmartFinancial has exceeded our expectations in every way.   We believe that Tennessee Bancshares could not have picked a better partner from a community banking perspective.  Because of our similar cultures, SmartFinancial’s core values align perfectly with Tennessee Bancshares’ values, with a strong emphasis on client service and commitment to the communities we serve.

As always, we appreciate your investment in Tennessee Bancshares and its future.  We hope you will join us in celebrating this major milestone.

Sincerely,

Bill Yoder
President and Chief Executive Officer

Important Information for Shareholders

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).  In connection with the Merger, SmartFinancial filed, on March 16, 2018, a proxy statement/prospectus pursuant to Rule 424(b)(3) promulgated  under the Securities Act with the Securities and Exchange Commission (the “SEC”), which contains the definitive proxy statement of Tennessee Bancshares and the prospectus of SmartFinancial.  The definitive proxy statement/prospectus and other relevant documents have been mailed to all Tennessee Bancshares shareholders of record as of March 19, 2018 and are available for free on the SEC’s website (www.sec.gov).  The definitive proxy statement/prospectus is also available for free by contacting Frank Hughes, SmartFinancial’s Investor Relations and Investment Officer, at (423) 385-3009 or Bill Yoder, the President and Chief Executive Officer of Tennessee Bancshares, at (931) 393-2265.

BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE MERGER, SHAREHOLDERS OF TENNESSEE BANCSHARES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER, TENNESSEE BANCSHARES, AND SMARTFINANCIAL.

SmartFinancial, Tennessee Bancshares, their directors and executive officers, and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2018 annual shareholders’ meeting which was filed with the SEC on April 2, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC on March 16, 2018.

Forward-Looking Statements

Certain of the statements made in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements, including statements regarding the intent, belief, or current expectations of Tennessee Bancshares and SmartFinancial’s management regarding the combined company’s strategic direction, prospects, or future results or the benefits of the Merger, are subject to numerous risks and uncertainties. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Tennessee Bancshares’ shareholders to approve the Merger Agreement, (6) the amount of costs, fees, expenses, and charges related to the Merger, (7) reputational risk and the reaction of the parties’ customers to the Merger, (8) the failure of the conditions to closing of the Merger to be satisfied, (9) the risk that the integration of Tennessee Bancshares’ operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the Merger, and (12) general competitive, economic, political, and market conditions.  Additional factors which could affect the forward looking statements can be found in the definitive proxy statement/prospectus, as well as SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website (www.sec.gov).  Except to the extent required by applicable law, SmartFinancial  and Tennessee Bancshares disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.